Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

Charles E. Dropkin

Member of the Firm

d 212.969.3535

f 212.969.2900

cdropkin@proskauer.com

www.proskauer.com

July 30, 2012

VIA ELECTRONIC TRANSMISSION

AND OVERNIGHT COURIER

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amendment No. 3 to Registration Statement on Form S-1

Filed: July 19, 2012

File No.: 333-181314

Dear Ms. Ransom:

Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-181314) (“Amendment No. 3”) of Suburban Propane Partners, L.P. (“Suburban” or the “Company”), in your letter dated July 27, 2012 (the “Comment Letter”).

We are writing to respond, on behalf of the Company, to the comments contained in the Comment Letter and to indicate the changes that are being made in Amendment No. 4 to the Form S-1 (“Amendment No. 4”) that will be filed with the Commission on today’s date.

For your convenience, your comments are set forth in this letter, followed by the Company’s responses. References in the responses below in this letter to “we”, “our”, “us” or similar phrases refer to the Company.

Prospectus Summary, page 2

Recent Developments, page 5

Third Quarter Financial Results, page 5

1.	We note that you have presented non-GAAP financial measures for your preliminary financial data. Please provide the disclosure required by Item 10(e) of Regulation S-K, including without limitation a reconciliation of the differences between the non-GAAP

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Mara L. Ransom United States Securities and Exchange Commission	July 30, 2012 Page 2 of 2

financial measures with the most directly comparable GAAP financial measures. Please also revise to comply with Regulation G.

Amendment No. 4 includes additional disclosure as required by Item 10(e) of Regulation S-K on page 5 to address the Staff’s comment.

2.	Please confirm to us your understanding that notwithstanding Rule 3-12 of Regulation S-X, you must include in the registration statement the financial statements for the most recently completed fiscal quarter if they are issued before the effective date of the registration statement. See ASC 855-10-S99-2 for guidance on when financial statements are “issued.”

The Company hereby confirms its understanding that notwithstanding Rule 3-12 of Regulation S-X, it must include in the registration statement the financial statements for the most recently completed fiscal quarter if they are issued before the effective date of the registration statement.

* * * * * *

This is to acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Charles E. Dropkin

Charles E. Dropkin

Enclosures

cc:	Michael J. Dunn, Jr. (Suburban Propane Partners, L.P.)

Michael A. Stivala (Suburban Propane Partners, L.P.)

Paul Abel (Suburban Propane Partners, L.P.)

James Gerkis (Proskauer Rose LLP)

Gillian A. Hobson (Vinson & Elkins, L.L.P.